BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Union Camp Corp.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                              Sincerely,

                              /s/Damian P. Reitemeyer



Enclosures






             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  1  )*
                            ____

                      Union Camp Corp.
           _______________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $1.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          905530101
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
                      Page 1 of 8 Pages
CUSIP No. 905530101                Page 2 of 8 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirectly wholly owned subsidiary
  BT Variable, Inc.  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company, and BT Variable, Inc. are New York Corporations

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       Bankers Trust Company         771,837 shares
               BT Variable, Inc.                   0 shares
                                             771,837 shares

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY     Bankers Trust Company          73,395 shares
               BT Variable, Inc.              17,000 shares
                                              90,395 shares

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING    Bankers Trust Company       1,310,400 shares
               BT Variable, Inc.              17,000 shares
                                           1,327,400 shares

  PERSON       8. SHARED DISPOSITIVE POWER

  WITH         Bankers Trust Company          49,160 shares
               BT Variable, Inc.                   0 shares
                                              49,160 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

               Bankers Trust Company       1,359,560 shares
               BT Variable, Inc.              17,000 shares
                                           1,376,560 shares
CUSIP No. 905530101                Page 3 of 8 Pages


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

                    [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company         1.9%
               BT Variable, Inc.             0.0%
                                             1.9%

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Variable, Inc. - IC

CUSIP No. 905530101                Page 4 of 8 Pages


             DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE BANK ) OR BT VARIABLE, INC. IS, FOR THE PURPOSE OF
     SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a) NAME OF ISSUER:

          Union Camp Corp.

Item 1(b) ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE OFFICES:

          1600 Valley Rd
          Wayne, NJ  07470

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and its indirectly wholly-owned subsidiary BT
Variable, Inc.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust
Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and BT Variable, Inc. are corporations incorporated in the State of New York with their principal business offices located in New York

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.00) of Union Camp
Corp., a Virginia corporation.

Item 2(e)    CUSIP NUMBER:

             905530101

CUSIP No. 905530101                Page 5 of 8 Pages


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Variable, Inc.

      (c) [X] Insurance Company as defined in Section
3(a)(19) of the Act

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          as of December 31, 1995

     (i)       Bankers Trust Company       1,359,560 shares
               BT Variable, Inc.              17,000 shares
                                           1,376,560 shares

     (ii) Bankers Trust Company was also the record owner of
2,539,310 shares held by the Bank as Trustee of
the Union Camp Plan (the  Plan ) with respect to
which the bank disclaims beneficial ownership.
The Plan states that each Plan participant shall
have the right to direct the manner in which
shares of common stock shall be voted at all
stockholders  meetings.  The Department of Labor
has expressed the view that, under certain
circumstances, ERISA may require the Trustee to
vote shares which are not allocated to
participants  accounts and unvoted shares.  Since,
in the view of Bankers Trust New York Corporation,
Bankers Trust Company, and BT Variable Inc. such
voting power is merely a residual power based upon
the occurrence of an unlikely contingency and is
not a sole or shared power to vote the securities,
Bankers Trust New York Corporation, Bankers Trust
Company, and BT Variable Inc. hereby disclaim
beneficial ownership of such securities.
     CUSIP No. 905530101                Page 6 of 8 Pages


     (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as to which the Bankers Trust New York, Bankers Trust
          Company and BT Variable Inc. acknowledges beneficial ownership constitutes the following:

               Bankers Trust Company         1.9%
               BT Variable, Inc.             0.0%
                                             1.9%


          The Common Stock as to which Bankers Trust New
          York Corporation, Bankers Trust Company and BT
          Variable Inc. disclaim beneficial ownership constitutes 3.6% of the Issuer s outstanding
          Common Stock.

     (c)  Number of shares as to which the Bank has:

     (i)  sole power to vote or to direct the vote -

          Bankers Trust Company         771,837 shares
          BT Variable, Inc.                   0 shares
                                        771,837 shares

     (ii) shared power to vote or to direct the vote -

          Bankers Trust Company          73,395 shares
          BT Variable, Inc.              17,000 shares
                                         90,395 shares

     (iii)sole power to dispose or to direct the disposition of -

          Bankers Trust Company       1,310,400 shares
          BT Variable, Inc.              17,000 shares
                                      1,327,400 shares

     (iv) shared power to dispose or to direct the disposition of -

          Bankers Trust Company          49,160 shares
          BT Variable, Inc.                   0 shares
                                         49,160 shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          [ ]


CUSIP No. 905530101                Page 7 of 8 Pages


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

CUSIP No. 905530101                Page 8 of 8 Pages


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995

Signature:     Bankers Trust New York Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     Bankers Trust Company, as Trustee for various
               trusts, and employee benefit plans, and
               investment advisor.

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

Signature: BT Variable, Inc.


By:           /s/Myles Tashman
Name:            Myles Tashman

Title:           Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.